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16003447



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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	SEC FILE NUMBER
	8-49830

REPORT FOR THE PERIOD BEGINNING   __01/01/15__   AND ENDING   __12/31/15__
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Evercore Group L.L.C.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

	FIRM I.D. NO.

55 East 52nd Street

(No. and street)

New York	**NY**	**10055**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Pensa   **212-822-7573**
                                                                         (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name - *if individual, state last, first, middle name*)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   X Certified Public Accountant
     Public Accountant
     Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AFFIRMATION

February 24, 2016

STATE OF NEW YORK
COUNTY OF NEW YORK

I, Paul Pensa, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Evercore Group L.L.C. (hereafter referred to as the "Company") as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director, has any proprietary interest in any account classified solely as that of a customer.

Paul Pensa

Chief Financial Officer

Subscribed and sworn to before me this

24th day of February, 2016

NOTARY PUBLIC

EVERCORE GROUP L.L.C.
(SEC ID No. 8-49830)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Evercore Group L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Evercore Group L.L.C. (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Evercore Group L.L.C. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2016

Member of
Deloitte Touche Tohmatsu Limited

EVERCORE GROUP L.L.C.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
(dollars in thousands)

Assets		
Cash	$	137,171
Securities owned, at fair value		44,272
Accounts receivable (net of allowances of $201)		126,482
Receivable from clearing organization		6,604
Intangible assets (net of accumulated amortization of $3,321)		239
Cash deposited with clearing organization		250
Due from affiliates		2,023
Total Assets	$	317,041

Liabilities and Member's Equity		
Due to affiliates	$	89,292
Deferred revenue		1,249
Other Liabilities		3,337
Total Liabilities		93,878

Commitments and Contingencies (Note 9)		

Member's Equity		223,163

Total Liabilities and Member's Equity	$	317,041

See notes to Statement of Financial Condition.

NOTE 1 - ORGANIZATION

Evercore Group L.L.C. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered as a broker-dealer in all 50 states and the District of Columbia. The Company provides corporate finance advisory services primarily to corporations in connection with mergers, acquisitions, divestitures, leveraged buyouts, joint ventures, restructuring, recapitalizations, and other extraordinary corporate transactions. These services also include the establishment of appropriate acquisition criteria; screening and identification of acquisition targets; valuation and assistance with due diligence and formulation of strategy; and assistance with negotiations and consideration of financing alternatives. The Company also provides valuation services, including public company comparisons and comparable transaction analysis, raises funds for financial sponsors, participates in securities underwriting and selling activities and offers equity research and agency-only equity securities sales and trading for institutional investors.

On October 31, 2014, Evercore LP, the indirect parent of the Company, completed its acquisition of all of the outstanding equity interests of the operating businesses of International Strategy & Investment L.L.C. ("ISI"), an independent research-driven equity sales and agency trading broker-dealer, and Evercore LP contributed its investment to Evercore Partners Services East L.L.C. ("East") on that date. On December 31, 2015, the equities business of ISI was transferred to the Company. Accordingly, the transfer of ISI's equities business to the Company was treated as a change in reporting entity by the Company. As a result, the Company was required to present its financial results assuming the retrospective combination of the Company and ISI from the date that both companies were under the common control of East, in accordance with relevant accounting standards (see Note 3 for further information).

The Company has not engaged in any of the following activities:

    a.   Carrying securities accounts for clients;

    b.   Receiving or holding securities or funds of clients;

    c.   Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

Evercore BD Investco L.L.C. (the "Member"), a majority owned subsidiary of East, is the sole member of the Company.

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Investment Banking Revenue - The Company earns investment banking fees from clients for providing advisory services on mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters. The Company's Investment Banking services also include services related to securities underwriting, private fund placement services and commissions for agency-based equity trading services and equity research. It is the Company's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed and (iv) collection is reasonably assured. The Company records Investment Banking Revenue for the following:

> **Advisory Fees** - In general, advisory fees are paid at the time the Company signs an engagement letter, during the course of the engagement or when an engagement is completed. In some circumstances, and as a function of the terms of an engagement letter, the Company may receive retainer fees for financial advisory services concurrent with, or soon after, the execution of the engagement letter where the engagement letter will specify a future service period associated with that fee. In such circumstances, these retainer fees are initially recorded as deferred revenue, and subsequently recognized as revenue during the applicable time period within which the service is rendered. Revenues related to fairness or valuation opinions are recognized when the opinion has been rendered and delivered to the client and all other requirements for revenue recognition are satisfied. Success fees for advisory services, such as merger and acquisition advice, are recognized when the transaction(s) or event(s) are determined to be completed or substantially completed and all other requirements for revenue recognition are satisfied. In the event the Company were to receive an opinion or success fee in advance of the completion conditions noted above, such fee would initially be recorded as deferred revenue and subsequently recognized as advisory fee revenue when the conditions of completion have been satisfied.

> **Placement Fees** - Placement fee revenues are attributable to capital raising on both a primary and secondary basis. The Company recognizes placement advisory fees at the time of the client's acceptance of capital or capital commitments in accordance with the terms of the engagement letter.

> **Underwriting Fees** - Underwriting fees are attributable to public and private offerings of equity and debt securities and are recognized when the offering has been deemed to be completed by the lead manager of the underwriting group. When the offering is completed, the Company recognizes the applicable management fee, selling concession and underwriting fee, the latter net of estimated offering expenses.

> **Commissions and Related Fees** - Commissions and Related Fees include commissions received from customers for the execution of agency-based brokerage transactions in listed and over-the-counter equities and are recorded on a trade-date basis or, in the case of payments under commission sharing arrangements, when earned. The Company earns subscription fees for the sales of research. Cash received before the subscription period ends is initially recorded as

- 4 -

deferred revenue, and is recognized in Investment Banking Revenue ratably over the period in which the related services are rendered.

Interest Income and Interest Expense - Interest is recorded on cash balances and on securities owned on an accrual basis as earned, as well as interest earned on subordinated borrowings. Amounts outstanding under subordinated borrowings were transferred to East on December 31, 2015.

Service Fees - Service fees are settled monthly pursuant to a service fee agreement between the Company and East. See Note 4.

Execution and Clearing Expenses - Execution and clearing expenses are accrued as incurred.

Securities Owned, at Fair Value - The Company reflects securities owned at fair value on a trade-date basis. The Company invests in a fixed income portfolio consisting primarily of municipal bonds. These securities are carried at fair value.

Fair Value of Financial Instruments - The Company's cash and securities owned are recorded at fair value or at amounts that approximate fair value pursuant to Accounting Standards Codification ("ASC") 820, "Fair Value Measurement" ("ASC 820"), which among other things requires enhanced disclosures about financial instruments carried at fair value and for those not carried at fair value. See Note 5 for further information.

Accounts Receivable - Accounts receivable consists primarily of advisory fees and expense reimbursements charged to the Company's clients. The Company records accounts receivable net of any allowance for doubtful accounts. The Company maintains an allowance for bad debts to provide coverage for estimated losses from its client receivables. The Company determines the adequacy of the allowance by estimating the probability of loss based on the Company's analysis of the client's creditworthiness and specifically reserves against exposure where the Company determines the receivables are impaired, which may include situations where a fee is in dispute or litigation has commenced.

Fixed Assets - Fixed assets, including furniture, office and computer equipment and leasehold improvements, are stated at cost, net of accumulated depreciation and amortization. Furniture, office and computer equipment are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Leasehold improvements are amortized over the shorter of the term of the lease or the useful life of the asset. All fixed assets were transferred to East on December 31, 2015.

Intangible Assets - Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable as prescribed by ASC 360, "Property, Plant and Equipment." There was no impairment of Intangible Assets during the year ended December 31, 2015.

Income Taxes - No provision for federal or state income taxes is included in the accompanying Statement of Financial Condition as the Member is responsible for such taxes based on its share of the Company's income.

Subsequent Events - The Company evaluates subsequent events through the date on which the Statement of Financial Condition is available to be issued. See Notes 4 and 6 for further information.

NOTE 3 - CHANGE IN REPORTING ENTITY AND INTANGIBLE ASSETS

Change in Reporting Entity - As discussed in Note 1, on December 31, 2015, the equities business of ISI was transferred to the Company. As a result of this transaction, the Company presented its financial results assuming the retrospective combination of the Company and ISI from the date that both companies were under the common control of East. The following table presents the combined Statement of Financial Condition of the Company and ISI as of December 31, 2015:

Summarized Statement of Financial

Condition (\$ in thousands)	Evercore Group L.L.C. Pre-Combination	ISI	Eliminations	Evercore Group L.L.C. Combined
Assets				
Cash	\$ 125,355	\$ 11,816	\$ —	\$ 137,171
Securities owned, at fair value	44,272	—	—	44,272
Accounts receivable	126,482	—	—	126,482
Receivable from clearing organization	6,604	—	—	6,604
Intangible assets	239	—	—	239
Cash deposited with clearing organization	250	—	—	250
Due from affiliates	2,023	3,903	(3,903)	2,023
Total Assets	\$ 305,225	\$ 15,719	\$ (3,903)	\$ 317,041
Liabilities and Member's Equity				
Due to affiliates	\$ 93,195	\$ —	\$ (3,903)	\$ 89,292
Deferred revenue	1,249	—	—	1,249
Other Liabilities	2,149	1,188		3,337
Total Liabilities	96,593	1,188	(3,903)	93,878
Member's Equity	208,632	14,531	—	223,163
Total Liabilities and Member's Equity	\$ 305,225	\$ 15,719	\$ (3,903)	\$ 317,041

On December 31, 2015, immediately prior to the transfer of the equities business of ISI to the Company, \$15.6 million of ISI's liabilities were assumed by East and \$7.3 million of ISI's fixed assets and other non-cash assets were distributed to East.

Private Funds Group of Neuberger Berman — In February 2010, the parent company of East acquired assets of the Private Funds Group of Neuberger Berman ("PFG"), who advises fund sponsors on all aspects of the fundraising process. The transaction resulted in intangible assets relating to client contracts and relationships of the U.S. business of \$3.6 million that were contributed to the Company at their fair value.

As of December 31, 2015, intangible assets were as follows (dollars in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net
PFG	$ 3,560	$ 3,321	$ 239

NOTE 4 - RELATED PARTY TRANSACTIONS

Pursuant to a Service Agreement effective January 2, 2010, East provides the following services to the Company:

a. Use of office space including all necessary furniture, office equipment, data processing and communication equipment;
b. All communication services, postage, office supplies;
c. Administrative and support services and equipment as may be necessary for the Company to conduct its business;
d. Payment of salaries, bonuses and related costs of all East employees performing duties on behalf of the Company; and
e. Payment on the Company's behalf of all registration and filing fees necessary for the Company to do business as a broker-dealer.

Throughout the year, an allocation of the above costs, with no mark-up in price, is made to the Company by East via a service fee. During the year ended December 31, 2015, the Company incurred service fees to East, of which $89.0 million is payable as of December 31, 2015 and is included in Due to Affiliates in the accompanying Statement of Financial Condition.

In the normal course of business, the Company shares revenues for specific engagements with affiliates in the UK, Mexico, Hong Kong, Canada, Singapore and Brazil. At December 31, 2015, the Company had receivables from these affiliates of $2.0 million included within Due from Affiliates and payables to these affiliates of $0.3 million included within Due to Affiliates on the Statement of Financial Condition related to such arrangements.

On June 26, 2015, East increased its line of credit from First Republic Bank to an aggregate principal amount of up to $75.0 million, to be used for working capital and other corporate activities. This facility is secured by (i) cash and cash equivalents of East held in a designated account with First Republic Bank, (ii) certain of East's intercompany receivables and (iii) third party accounts receivable of the Company. Drawings under the facility bear interest at the prime rate. The facility matures on June 27, 2016. East drew down $45.0 million on this facility on February 5, 2015, which was repaid as of June 30, 2015. On January 15, 2016, East decreased its line of credit from First Republic Bank to an aggregate principal amount of up to $50.0 million. On January 27, 2016, East drew down $50.0 million on this facility.

NOTE 5 - FAIR VALUE MEASUREMENTS

ASC 820, among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price

observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily-available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I include listed equities and listed derivatives. As required by ASC 820, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The estimated fair values of these securities are based on quoted market prices provided by external pricing services.

Level III - Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company had no Level III investments at December 31, 2015.

The following table presents the categorization of investments within Securities owned, at fair value, on the Company's Statement of Financial Condition, measured at fair value on a recurring basis:

	December 31, 2015			
	Level I	Level II	Level III	Total
Money Market Instruments	$ 128	$ —	$ —	$ 128
Municipal Bonds, Corporate Bonds and Other Debt Securities	—	44,144	—	44,144

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company had no transfers between fair value levels during the year ended December 31, 2015.

The carrying amount and estimated fair value of the Company's financial instrument assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below.

	Carrying Amount	December 31, 2015			
		Estimated Fair Value			
		Level I	Level II	Level III	Total
Financial Assets:					
Cash	$ 137,171	$ 137,171	—	—	$ 137,171
Accounts receivable	126,482	—	126,482	—	126,482
Receivable from clearing organization	6,604	—	6,604	—	6,604
Cash deposited with clearing organization	250	250	—	—	250
Due from affiliates	2,023	—	2,023	—	2,023
Financial Liabilities:					
Due to affiliates	89,292	—	89,292	—	89,292
Other Liabilities	3,337	—	3,337	—	3,337

The carrying amounts reported on the Statement of Financial Condition for Cash, Accounts Receivable, Cash deposited with clearing organization, Due from affiliates and Due to affiliates approximate fair value due to the short term nature of these items.

NOTE 6 - NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its minimum net capital requirement in accordance with the Alternative Net Capital Requirement, as permitted by Rule 15c3-1. Under the Alternative Net Capital Requirement, the Company's minimum net capital requirement is $0.3 million. At December 31, 2015, the Company had net capital of $79.0 million, which is in excess of $78.8 million in relation to its minimum net capital requirement of $0.3 million. The computation of net capital at December 31, 2015 was based on Evercore Group L.L.C. pre-combination financial statements (See Note 3 for further information).

The Company does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3, based on sections (k)(2)(i) and (k)(2)(ii).

The Company periodically makes equity distributions to the Member. These distributions are subject to certain notification and other provisions of the net capital rules of the SEC. During the year ended December 31, 2015, the Company made distributions to the Member and East of $269.7 million, which included $7.3 million of fixed assets and other non-cash assets distributed to East. On January 29, 2016, the Company made a cash distribution of $52.0 million to the Member.

NOTE 7 - RISK MANAGEMENT

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of investing activities.

The Company maintains its cash and securities owned with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits. However, the Company believes that the firm is not exposed

to significant credit risk due to the financial position of the depository institution in which those deposits are held.

The Company is subject to concentration risk by holding large positions in certain types of securities, including issuances from state and local government entities located in a particular geographic area, or issuers engaged in a particular industry. Securities owned by the Company include primarily state, city and local U.S. municipalities. Additionally, the Company is dependent on the services and businesses of East and other affiliates for the conduct of its business. As of December 31, 2015, four separate clients each individually accounted for 19%, 9%, 7% and 5% of the Company's accounts receivable balance.

NOTE 8 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2014-09 - In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"). ASU 2014-09 provides amendments to ASC No. 605, "Revenue Recognition", and creates ASC No. 606, "Revenue from Contracts with Customers", which changes the requirements for revenue recognition and amends the disclosure requirements. In August 2015, the FASB issued ASU No. 2015-14, "Deferral of the Effective Date," which provides amendments that defer the effective date of ASU 2014-09 by one year. The amendments in this update are effective either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption, during interim and annual periods beginning after December 15, 2017, with early adoption permitted beginning after December 15, 2016. The Company is currently assessing the impact of the adoption of this update on the Company's Statement of Financial Condition, or disclosures thereto.

ASU 2016-01 - In January 2016, the FASB issued ASU No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). ASU 2015-17 provides amendments to ASC No. 740, "Financial Instruments," which changes the requirements for certain aspects of recognition, measurement and presentation of financial assets and liabilities and amends the disclosure requirements. The amendments in this update should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values are effective prospectively during interim and annual periods beginning after December 15, 2017, with early adoption not permitted. The Company is currently assessing the impact of the adoption of this update on the Company's Statement of Financial Condition, or disclosures thereto.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company may be involved in judicial proceedings or arbitration concerning matters arising in connection with the conduct of its businesses, and, in the past, the Company has been involved in civil litigation matters. In addition, United States government agencies and self-regulatory organizations, as well as state securities commissions in the United States, conduct periodic examinations and initiate administrative proceedings regarding the Company's business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, investment advisor, or its directors, officers or employees. In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be

resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with ASC 450, "Accounting for Contingencies" when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

Leases - In July 2006, the Company and Evercore Group Holdings L.P. ("EGH"), an affiliated entity, entered into a lease for an additional 124,000 square feet of office space at our principal executive offices at 55 East 52nd Street, New York, New York. The rental payment obligations under the lease for the Company and EGH are as follows:

$10.2 million within one year or less

$21.5 million in one to three years

$21.6 million in three to five years and

$25.4 million thereafter

It is the intention of Evercore Partners Inc. that EGH is the primary obligor under this lease arrangement. The Company pays its portion of the leased space as part of its service fee to East, a wholly owned subsidiary of EGH. The term of the lease expires on April 29, 2023.